EXHIBIT 99.1
                                                                  ------------

                                                          [GRAPHIC OMITTED]
                                                     [LOGO - ARC ENERGY TRUST]

NEWS RELEASE
FOR IMMEDIATE RELEASE
OCTOBER 2, 2006
-------------------------------------------------------------------------------

ARC RESOURCES LTD. / ARC ENERGY TRUST ANNOUNCE THE OCTOBER 2006 INCREASE TO THE ARX EXCHANGEABLE SHARES EXCHANGE RATIO

CALGARY, OCTOBER 2, 2006 (AET.UN AND ARX - TSX) ARC Resources Ltd. along with ARC Energy Trust announces the increase to the exchange ratio of the exchangeable shares of the corporation from 1.96502 TO 1.98002. Such increase will be effective on October 16, 2006.

The following are the details on the calculation of the exchange ratio:

==================================================================================================================================
                                                                                                                       Exchange
                              Opening      ARC Energy      10 day weighted     Increase in      Effective date         ratio as
Record date of ARC Energy    exchange        Trust         average trading      exchange         increase in              of
    Trust distribution         ratio      distribution     price of AET.UN      ratio **        exchange ratio        effective
                                            per unit    (prior to the end of                                            date
                                                             the month)
----------------------------------------------------------------------------------------------------------------------------------
    September 30, 2006        1.96502        $0.20             26.1962          0.01500        October 16, 2006        1.98002
==================================================================================================================================

** The increase in the exchange ratio is calculated by dividing the ARC Energy Trust distribution per unit by the 10 day weighted average trading price of AET.UN and multiplying by the opening exchange ratio.

A holder of ARC Resources Ltd. exchangeable shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Computershare Investor Services at its principal transfer office in Suite 600, 530 - 8th Avenue SW, Calgary, Alberta, T2P 3S8, their telephone number is (403) 267-6555 and their website is www.computershare.com.

ARC RESOURCES LTD.
John P. Dielwart,
President and Chief Executive Officer


    For further information about ARC Energy Trust, please visit our website
                      www.arcenergytrust.com or contact:

                Investor Relations, E-mail: ir@arcresources.com
          Telephone: (403) 503-8600              Fax: (403) 509-6417

                            Toll Free 1-888-272-4900
                               ARC Resources Ltd.
                          2100, 440 - 2nd Avenue S.W.
                              Calgary, AB T2P 5E9